                            STOCK PURCHASE AGREEMENT


       This STOCK PURCHASE AGREEMENT (this "Agreement"), dated as of April 14, 1997, is between Patriot American Hospitality, Inc., a Virginia corporation ("Purchaser"), and CF Securities, L.P., a Texas limited partnership ("Stockholder").

                                    RECITALS

       WHEREAS, Purchaser, California Jockey Club, a Delaware corporation ("Club") and Bay Meadows Operating Company, a Delaware corporation ("Operating Company") have entered into an Agreement and Plan of Merger dated as of February 24, 1997, pursuant to which Purchaser, Club and Operating Company agreed to engage in a business combination among Purchaser, Club and Operating Company (the "Business Combination");

       WHEREAS, the shares of common stock, par value $.01 per share, of Club and the shares of common stock, par value $.01 per share, of Operating Company (the "Operating Company Stock") are paired and transferable and traded only in combination as a single unit;

       WHEREAS, upon the effectiveness of the Business Combination, Purchaser will have merged with and into Club with Club being the surviving company (the term "Purchaser", when used in a post-Business Combination context, shall mean Club after the Business Combination becomes effective);

       WHEREAS, the Stockholder is a major stockholder of Wyndham Hotel Corporation, a Delaware corporation ("Wyndham");

       WHEREAS, Purchaser and Wyndham are entering into an Agreement and Plan of Merger of even date herewith (the "Merger Agreement") (all capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement), pursuant to which Purchaser and Wyndham are agreeing to engage in a merger transaction between Purchaser and Wyndham (the "Merger");

       WHEREAS, pursuant to the Merger, Wyndham shall, upon consummation thereof, have merged with and into Purchaser with Purchaser being the surviving corporation, and holders of common stock, par value $.01 per share, of Wyndham (the "Wyndham Common Stock") shall be entitled to receive shares of common stock, par value $.01 per share, of Purchaser (the "Purchaser Stock") and shares of Operating Company Stock which will be paired and transferable and traded only in combination as a single unit (the "Paired Shares");

       WHEREAS, as a condition to the willingness of Purchaser to enter into this Agreement and the Merger Agreement, certain management stockholders of Wyndham (the "Management Stockholders") and Stockholder have entered into a Proxy Agreement, dated as of the date hereof (the "Proxy Agreement"), pursuant to which each of the Management Stockholders and Stockholder have, among other things, granted to Purchaser an irrevocable proxy to vote his, her or its shares of Wyndham Common Stock, including the Stockholder Shares (as hereinafter defined), in favor of the Merger Agreement;

       WHEREAS, as a condition to the willingness of Purchaser to enter into this Agreement and the Merger Agreement, Stockholder has entered into a Standstill Agreement, dated as of the date hereof but to be effective upon consummation of the Merger (the "Standstill Agreement"), pursuant to which Stockholder has agreed to refrain from taking certain actions and to perform certain other obligations with respect to Purchaser and the Paired Share Consideration, Unpaired Share Consideration and Cash Consideration (as such terms are hereinafter defined) to be issued to Stockholder hereunder, upon the terms and subject to the conditions set forth in the Standstill Agreement;

       WHEREAS, as of the date hereof, Stockholder beneficially owns 9,447,745 shares of Wyndham Common Stock (together with any shares of Wyndham Common Stock acquired by Stockholder after the date hereof and prior to the termination of this Agreement, whether upon the exercise of options, conversion of convertible securities or otherwise, the "Stockholder Shares");

       WHEREAS, it is intended that the Merger and the purchase by Purchaser of the Stockholder Shares pursuant to this Agreement will be treated as an integrated transaction that for federal income tax purposes qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code") and pursuant to which the consideration received by the shareholders pursuant to the Merger Agreement and this Agreement shall be tax-free to such shareholders to the extent such consideration consists of Unpaired Share Consideration and, to the extent consisting of Purchaser Stock, Paired Shares.

       WHEREAS, as a condition to its willingness to enter into the Merger Agreement and consummate the Merger and certain other transactions contemplated thereby, Purchaser has required that Stockholder agree, and Stockholder has agreed, to sell to Purchaser the Stockholder Shares on the terms and conditions provided for herein.

       NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained and intending to be legally bound, Purchaser and Stockholder hereby agree as follows:

       ARTICLE 1.  PURCHASE AND SALE

       1.1 Purchase and Sale of Stockholder Shares. On the Closing Date (as hereinafter defined), immediately prior to the Merger (i) Stockholder shall transfer, assign and deliver to Purchaser, and Purchaser shall purchase from Stockholder, all of the Stockholder Shares and




                                      2
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(ii) Purchaser shall issue or cause to be issued  to Stockholder and, if required pursuant to the provisions of paragraph (b) below, pay or cause to be paid to Stockholder in exchange therefor a combination of (x) Paired Shares of Purchaser Stock and Operating Company Stock, (y) shares of unpaired Series A Preferred Stock, par value $.01 per share, of Purchaser (the "Unpaired Preferred Stock") and, if applicable, (z) cash, as follows:

              (a) Determination of Consideration. At the Closing (as hereinafter defined) Purchaser shall pay to Stockholder the number of Paired Shares of Purchaser Stock and Operating Company Stock (the "Paired Share Consideration") and the cash consideration, if any, that it would have received pursuant to the Merger Agreement if it were still a stockholder of Wyndham at the Effective Time (hereinafter used as defined in the Merger Agreement) and, as such a stockholder, had made the Stockholder Cash Election (as hereinafter defined), provided, however, that the Paired Share Consideration to be issued to Stockholder shall be limited and reduced (after taking into account the cash consideration to be paid to Stockholder as described above) so that (X) neither Stockholder nor any other person will, immediately after the Closing, own, or be deemed to own under the applicable attribution rules of Section 318 (as modified by Section 856(d)(5)) of the Code, Paired Shares of Purchaser Stock and Operating Company Stock in excess of 9.8% of the outstanding (excluding any shares which are outstanding but not vested) Paired Shares of Purchaser Stock and Operating Company Stock immediately after the Merger, and (Y) the receipt thereof by Stockholder would not otherwise cause any amount derived or received by, or allocated to, Purchaser to fail to qualify as "rents from real property" by reason of Section 856(d)(2)(B) of the Code (such limitations set forth in the foregoing clauses (X) and (Y) being referred to herein collectively as the "Paired Ownership Limitations"). Stockholder shall also receive a number of shares of Unpaired Preferred Stock (the "Unpaired Share Consideration") such that the aggregate number of Paired Shares and shares of Unpaired Preferred Stock issued as Paired Share Consideration and Unpaired Share Consideration equals the number of Paired Shares that otherwise would be issued to the Stockholders as Paired Share Consideration pursuant to the foregoing provisions of this paragraph (a) but for the Paired Ownership Limitations; provided, however, that the shares of Unpaired Preferred Stock to be issued as Unpaired Share Consideration pursuant to the foregoing shall be reduced to the extent that the issuance of such stock causes any rent derived or received by Purchaser or its affiliates to fail to qualify as "rents from real property" by reason of Section 856(d)(2)(B) of the Code or causes the Purchaser to be "closely held" within the meaning of Section 856(a)(6) of the Code (such limitations set forth in this proviso being referred to herein as the "Unpaired Ownership Limitations"). To the extent that the number of shares of Unpaired Preferred Stock to be issued as Unpaired Share Consideration is reduced pursuant to the Unpaired Ownership Limitations, Stockholder shall receive cash in lieu of Unpaired Share Consideration, with a share of Unpaired Preferred Stock being valued for such purpose at a value equal to the "Fair Market Value" (determined in accordance with Section 5.3(a) of the Merger Agreement) of a Paired Share of Purchaser Stock and Operating Company Stock. Purchaser shall reasonably determine, after taking into account the results of the investigation described in Section 2.3





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


hereof and such other facts and circumstances known to Purchaser as are relevant to such determination, the effect, if any, of the Paired Ownership Limitations and the Unpaired Ownership Limitations on the relative amounts of the types of consideration to be paid hereunder, but such limitations shall not decrease or increase the total amount of the consideration payable hereunder; provided, however, that if the product of the number of Paired Shares of Purchaser Stock and Operating Company Stock constituting the Paired Share consideration multiplied by the "Fair Market Value" (determined in accordance with Section 5.3(a) of the Merger Agreement) of a Paired Share of Purchaser Stock and Operating Company Stock is less than Fifty Million Dollars ($50,000,000), then Stockholder may terminate this Agreement at or prior to the Closing. The Unpaired Preferred Stock shall have the provisions described on Exhibit A hereto, unless Purchaser and Stockholder otherwise agree.

              (b)    Cash Election.

       On or before the date that is three weeks before the date on which Purchaser in good faith intends to make the general mailing to its stockholders of the proxy material soliciting their votes with respect to the Merger Agreement (but no more than a month before such date, such intended mailing date being hereinafter referred to as the "Intended Mailing Date"), Purchaser shall deliver to Stockholder a written notice notifying Stockholder of the date on which Purchaser intends to make such mailing and requesting Stockholder to make a cash election (the "Stockholder Cash Election") in the form it would be permitted to make if it were a holder of Wyndham Common Stock at the Effective Time. On or before the date that is two weeks before the Intended Mailing Date, Stockholder shall deliver the Stockholder Cash Election to Purchaser.

       1.2 Closing. Subject to the terms and conditions of this Agreement, the closing of the purchase and sale of the Stockholder Shares (the "Closing") shall take place (a) at the offices of Goodwin, Procter & Hoar LLP, Exchange Place, Boston, Massachusetts, at 10:00 a.m., local time, on the day on which the Closing of the Merger is to occur, assuming the last of the conditions set forth in Article 3 shall have been fulfilled or waived in accordance herewith, or (b) at such other time, date or place as the parties hereto may agree. The date on which the Closing occurs is hereinafter referred to as the "Closing Date." At the Closing, Purchaser shall transfer, assign and deliver to Stockholder the Paired Share Consideration, the Unpaired Share Consideration and, if applicable, any cash due under Section 1.1(a), against delivery to Purchaser of certificates for the Stockholder Shares so purchased, duly endorsed or accompanied by stock powers duly executed in blank. If certificates, duly endorsed or accompanied by stock powers duly executed in blank, for less than all of the Stockholder Shares are delivered to Purchaser at the Closing, Purchaser may purchase the Stockholder Shares for which certificates, duly endorsed or accompanied by stock powers duly executed in blank, have been so delivered. At the Closing, each of Purchaser and Stockholder shall also execute and deliver to the other the Registration Rights Agreement attached hereto as





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


Exhibit B. In addition, Purchaser covenants that, on or before the Closing, Purchaser shall have taken all actions necessary such that the representations and warranties set forth in Section 2(a) of such agreement are true and correct at Closing.


       ARTICLE 2.    REPRESENTATIONS, WARRANTIES AND COVENANTS

       2.1 Representations and Warranties of Purchaser. Purchaser hereby represents and warrants to Stockholder as follows:

              (a) Organization and Good Standing. On the date hereof, Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Virginia and has all necessary corporate power and authority to carry on its business and to own and lease the assets which it owns and leases. At the Closing, Purchaser will be a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and will have all necessary corporate power and authority to carry on its business and to own and lease the assets which it owns and leases.

              (b) Power and Authorization. Purchaser has the legal right, power and authority to enter into and perform its obligations under this Agreement and the other agreements and documents required to be delivered by it hereunder. The execution, delivery and performance by Purchaser of this Agreement have been duly authorized by all necessary corporate action on the part of Purchaser. This Agreement constitutes the legal, valid and binding obligation of Purchaser, enforceable against it in accordance with its terms. The Paired Shares and shares of Unpaired Preferred Stock issued to the Stockholders at the Closing will, when issued, be duly authorized, validly issued, fully paid and non-assessable.

              (c)    SEC Documents.   Purchaser has filed all required forms,
reports and documents with the Securities and Exchange Commission (the "SEC") since December 31, 1995 (collectively, the "Purchaser SEC Reports"), which were required to be filed after that date pursuant to the applicable requirements of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder (collectively, the "Securities Laws"). The Purchaser SEC Reports were filed with the SEC in a timely manner. As of their respective dates, the Purchaser SEC Reports (i) complied as to form in all material respects with the applicable requirements of the Securities Laws and
(ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated balance sheets of Purchaser included in or incorporated by reference into the Purchaser SEC Reports (including the related notes and schedules) fairly presents the consolidated financial position of Purchaser and the Purchaser Subsidiaries as of its date and each of the consolidated statements of income, retained earnings





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


and cash flows of Purchaser included in or incorporated by reference into the Purchaser SEC Reports (including any related notes and schedules) fairly presents the results of operations, retained earnings or cash flows, as the case may be, of Purchaser and the Purchaser Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end audit adjustments), in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein and except, in the case of the unaudited statements, as permitted by Form 10-Q pursuant to Section 13 or 15(d) of the Exchange Act.

              (d) Consents and Approvals; No Violation. Neither the execution and delivery of this Agreement by Purchaser nor the consummation of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the certificate of incorporation or bylaws of Purchaser, (ii) require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, except (A) as may be required pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (B) as may be required under the "blue sky," takeover or securities laws of various states, or (C) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of Purchaser and the Purchaser Subsidiaries taken as a whole (a "Purchaser Material Adverse Effect"), (iii) result in a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, license, agreement or other instrument or obligation to which Purchaser or any of the Purchaser Subsidiaries is a party or by which Purchaser or any of the Purchaser Subsidiaries or any of their respective assets may be bound, except for such defaults (or rights of termination, cancellation or acceleration) as to which requisite waivers or consents have been obtained or which, in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect, or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Purchaser, any of the Purchaser Subsidiaries or any of their respective assets, except for violations which would not reasonably be expected to have a Purchaser Material Adverse Effect.

              (e) No Brokers. Neither Purchaser nor any of the Purchaser Subsidiaries has entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of such entity or Stockholder to pay any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or consummation of the transactions contemplated hereby, except that Purchaser has engaged PaineWebber Incorporated ("PaineWebber") and Salomon Brothers Inc. ("Salomon Brothers") as its financial advisors in connection with the transactions contemplated by this Agreement and is responsible for all fees, commissions, and like payments arising from such engagements. Other than the foregoing arrangements, Wyndham's arrangements with Smith Barney Inc. ("Smith Barney"), the Special Committee of





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


the Board of Directors of Wyndham's arrangements with Merrill Lynch & Co. ("Merrill Lynch"), and the Stockholders' arrangements with Montgomery Securities, Purchaser is not aware of any claim for payment of any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or consummation of the transactions contemplated hereby.

       2.2 Representations and Warranties of Stockholder. Stockholder hereby represents and warrants to Purchaser as follows:

              (a) Ownership of Shares. Stockholder (and, if applicable, any Affiliate to which Stockholder has transferred any Stockholder Shares pursuant to Section 5.14 hereof) owns of record or beneficially the Stockholder Shares and such shares constitute all of the shares of Common Stock owned of record or beneficially by such Stockholder. Stockholder will not sell or transfer any Stockholder Shares except as permitted by Section 5.14 hereof or purchase or acquire any other shares of Purchaser's stock prior to the Closing. Upon transfer and delivery by Stockholder to Purchaser of the Stockholder Shares owned by Stockholder pursuant to this Agreement, Purchaser shall acquire good and marketable title to such shares, free and clear of all claims, liens, charges, proxies (other than any agreement with Purchaser), encumbrances and security interests (other than any created by Purchaser). Wyndham has consented to the transactions contemplated by this Agreement and has waived any and all rights it may have with respect to such transactions, including any rights under the Stockholders' Agreement dated May 24, 1996 among Wyndham and certain of its Stockholders.

              (b) Organization and Good Standing. Stockholder is duly organized, validly existing and in good standing under the laws of the State of Texas.

              (c) Power and Authorization. Stockholder has full legal right, power and authority to enter into and perform its obligations under this Agreement and the other agreements and documents required to be delivered by it hereunder. The execution, delivery and performance by Stockholder of this Agreement have been duly authorized by all necessary action on the part of Stockholder. This Agreement constitutes the legal, valid and binding obligation of Stockholder, enforceable against it in accordance with its terms.

              (d) Consents and Approvals: No Violation. Neither the execution and delivery of this Agreement by Stockholder nor the consummation by Stockholder of the transactions contemplated hereby will (i) conflict with any of the organizational documents of Stockholder, (ii) require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, except (A) as may be required pursuant to the HSR Act, (B) as may be required under the "blue sky," takeover or securities laws of various states, or (C) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, could not have a material adverse effect on





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


the transactions contemplated hereby or the likelihood of their occurring (a "Stockholder Material Adverse Effect"), (iii) result in a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, license, agreement or other instrument or obligation to which Stockholder or any of its assets may be bound, except for such defaults (or rights of termination, cancellation or acceleration) as to which requisite waivers or consents have been obtained or which, in the aggregate, could not have a Stockholder Material Adverse Effect, or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Stockholder or any of its assets, except for violations which in the aggregate could not have a Stockholder Material Adverse Effect.

              (e) No Brokers. Stockholder has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of such entity or Purchaser to pay any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or consummation of the transactions contemplated hereby, except that Stockholder has engaged Montgomery Securities as Stockholder's financial advisor in connection with the transactions contemplated by this Agreement (and is responsible for all fees, commissions and like payments arising from such engagement). Other than the foregoing arrangements, Purchaser's arrangements with PaineWebber and Salomon Brothers, and Wyndham's arrangements with Smith Barney and Merrill Lynch, Stockholder is not aware of any claim for payment of any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or consummation of the transactions contemplated hereby.

              (f) Tax Matters. There is no plan or intention of Stockholder, and to the best of the knowledge of Stockholder there is no intention on the part of the other stockholders of Wyndham, to sell, exchange, or otherwise dispose of a number of Paired Shares or Unpaired Preferred Shares received in the Merger or pursuant to this Agreement that would reduce the Wyndham stockholders' ownership of Purchaser Stock (including Unpaired Preferred Shares and that portion of Paired Shares consisting of Purchaser Stock) to a number of shares having a value, as of the effective date of the Merger, of less than 50 percent of the value of all of the formerly outstanding stock of Wyndham as of the same date. For purposes of this representation, shares of Wyndham Common Stock exchanged for cash or other property (including Paired Shares to the extent they consist of shares in Operating Company), exchanged for cash in lieu of fractional Paired Shares or fractional Unpaired Preferred Shares will be treated as outstanding Wyndham Common Stock on the date of the transaction. Moreover, shares of Wyndham Common Stock and Paired Shares (to the extent they consist of shares in Purchaser) and Unpaired Preferred Shares held by Wyndham stockholders and otherwise sold, redeemed, or disposed of prior or subsequent to the transaction will be considered in making this representation.






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
       2.3    Covenants of Purchaser and Stockholder.

              Stockholder agrees to cooperate with Purchaser after the date hereof in determining and investigating whether there exist any circumstances which could cause Purchaser to be "closely held" within the meaning of Section 856(a) of the Code or to derive or accrue or be allocated any amount that is treated as other than "rents from real property" by reason of Section 856(d)(2)(B) of the Code and without limiting the foregoing agrees to provide to Purchaser as promptly as practical all relevant information and documents (or, with respect to information and documents which Stockholder does not have or own, use commercially reasonable efforts to obtain and provide them to Purchaser as promptly as practical) which Purchaser reasonably requests in connection with such determination and investigation. Purchaser in turn agrees to cooperate with Stockholder after the date hereof in connection with such determination and investigation and without limiting the foregoing agrees to discuss with Stockholder, at mutually convenient times, the facts and circumstances which Purchaser believes are relevant to any such determination.

ARTICLE 3.  CONDITIONS PRECEDENT

       3.1 Mutual Condition. The obligations of Purchaser and Stockholder to enter into and consummate the transactions contemplated hereby are subject to the satisfaction or waiver by the parties to the Merger Agreement of the conditions set forth in Section 9.1 of the Merger Agreement and to the approval by the stockholders of Operating Company, if required, of the issuance of the Unpaired Preferred Stock as contemplated by this Agreement.

       3.2 Certain Conditions Precedent to Purchaser's Obligations. The obligations of Purchaser to enter into and consummate the transactions contemplated hereby are subject to the fulfillment (or waiver in writing by Purchaser in its sole discretion) on or prior to the Closing Date of the conditions that:

              (a) the representations and warranties of Stockholder contained in this Agreement shall be true and correct on and as of the date hereof and in all material respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date;

              (b) Stockholder shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by Stockholder on or prior to the Closing Date;

              (c) Stockholder shall have delivered to Purchaser certificates, dated the Closing Date and signed by a duly authorized officer of Stockholder, to the foregoing effect;

              (d) Stockholder shall have delivered to Purchaser an opinion of counsel to Stockholder as to the matters set forth in Sections 2.2(a), (b),
(c) and (d) hereof (provided that
with respect to Sections 2.2(a) and (d) the opinion need only relate to such factual matters as to which such counsel has knowledge);

              (e) the conditions to the obligations of Purchaser to effect the Merger set forth in Section 9.3 of the Merger Agreement (other than Section 9.3(e) thereof) shall have been satisfied or waived; and

              (f) Stockholder shall have delivered a certificate as to its non-foreign status in accordance with the regulations under Section 1445 of the Code.

       3.3 Certain Conditions Precedent to the Stockholder's Obligations. The obligation of Stockholder to enter into and complete the transactions contemplated hereby is subject to the fulfillment (or waiver in writing by Stockholder in its sole discretion) on or prior to the Closing Date of the conditions that:

              (a) the representations and warranties of Purchaser contained in the second sentence of Section 2.1(a) and in Sections 2.1(b), (c), (d) and
(e) in this Agreement shall be true and correct on and as of the date hereof and in all material respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date;

              (b) Purchaser shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by Purchaser on or prior to the Closing Date;

              (c) Purchaser shall have delivered to Stockholder a certificate, dated the Closing Date and signed by a duly authorized officer of Purchaser, to the foregoing effect;

              (d) Purchaser shall have delivered to Stockholder an opinion of counsel to Purchaser as to the matters set forth in the second sentence of
Section 2.1(a) and in Sections 2.1(b) and (d) hereof (provided that with respect to Section 2.1(d) the opinion need only relate to agreements as to which such counsel has knowledge);

              (e) Goodwin, Procter & Hoar LLP shall have delivered an opinion addressed to Stockholder substantially to the same effect as the opinion of Goodwin, Procter & Hoar LLP addressed to Stockholder and delivered to it on the date hereof; and

              (f) the conditions to the obligations of Wyndham to effect the Merger set forth in Section 9.2 of the Merger Agreement (other than Section 9.2(e) thereof) shall have been satisfied or waived.

ARTICLE 4.    INDEMNIFICATION

       4.1 Indemnification by Stockholder. Stockholder shall indemnify and hold Purchaser and its officers, directors and shareholders harmless against and in respect of any and all losses, costs, expenses, claims, damages, obligations and liabilities, including interest, costs of investigation, penalties and reasonable attorneys' fees and disbursements ("Damages") which Purchaser or any such person may suffer, incur or become subject to arising out of, based upon or otherwise in respect of any inaccuracy in or breach of any representation or warranty of Stockholder made in or pursuant to this Agreement or any breach or nonfulfillment of any covenant or obligation of Stockholder contained in this Agreement.

       4.2 Indemnification by Purchaser. Purchaser shall indemnify and hold Stockholder and its officers, directors and partners harmless against and in respect of any and all Damages which Stockholder or any such person may suffer, incur or become subject to arising out of, based upon or otherwise in respect of any inaccuracy in or breach of any representation or warranty of Purchaser made in or pursuant to Sections 2.1(a), (b), (d) and (e) of this Agreement or any breach or nonfulfillment of any covenant or obligation of Purchaser contained in this Agreement.

       4.3    Third Party Claims.

              (a) Each party shall promptly notify the other of the assertion by any third party of any claim with respect to which the indemnification set forth in this Section relates. The indemnifying party shall have the right, upon notice to the indemnified party within ten (10) business days after the receipt of any such notice, to undertake the defense of and, with the consent of the indemnified party (which consent shall not unreasonably be withheld), to settle or compromise such claim. The failure of the indemnifying party to give such notice and to undertake the defense of or to settle or compromise such a claim shall constitute a waiver of the indemnifying party's rights under this Section 4.3(a) and in the absence of gross negligence or willful misconduct on the part of the indemnified party shall preclude the indemnifying party from disputing the manner in which the indemnified party may conduct the defense of such claim or the reasonableness of any amount paid by the indemnified party in satisfaction of such claim.

              (b)    The election by the indemnifying party, pursuant to
Section 4.3(a), to undertake the defense of a third party claim shall not preclude the party against which such claim has been made also from participating or continuing to participate in such defense, so long as such party bears its own legal fees and expenses for so doing.

ARTICLE 5.    MISCELLANEOUS

       5.1 Further Action. Stockholder and Purchaser shall, subject to the fulfillment at or before the Closing Date of each of the conditions of performance set forth herein or the waiver thereof, perform such further acts and execute such documents as may reasonably be required to effect the transactions contemplated hereby. Purchaser agrees that following consummation of the Business Combination it shall use reasonable best efforts to cause Operating Company to take such actions as this Agreement contemplates that Operating Company will take in connection with the transactions contemplated hereby.

       5.2 Parties in Interest; Assignment. Neither of the parties to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party hereto provided, however, that Stockholder may assign some or all of the Stockholder Shares and its rights hereunder with respect to such shares if and to the extent and in the manner specifically permitted by Section 2.2(a) hereof. Subject to the foregoing, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

       5.3 Entire Agreement; Amendments; Waiver. This Agreement, the Merger Agreement, the Proxy Agreement and the Standstill Agreement each contain the entire understanding between Stockholder and Purchaser with respect to its specific subject matter. This Agreement may be amended only by written instrument duly executed by the parties hereto. No party may waive any term, provision, covenant or restriction of this Agreement except by a duly signed writing referring to the specific provision to be waived.

       5.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be delivered personally or transmitted by telex, fax or telegram, to the respective parties as follows:

              (a)    If to Stockholder, to it at:

                     CF Securities, LP.
                     2001 Ross Avenue
                     Suite 3200
                     Dallas, Texas  75201

                     Attention:  Ms. Susan T. Groenteman
with copies to:
                     Crow Family Holdings
                     2001 Ross Avenue
                     Suite 3200
                     Dallas, Texas  75201

                     Attention:  M. Kevin Bryant, Esq.

                     and:

                     Vinson & Elkins L.L.P.
                     2001 Ross Avenue
                     Suite 3700
                     Dallas, Texas  75201

                     Attention:  Mr. Derek R. McClain


              (b)    If to Purchaser, to it at:

                     Patriot American Hospitality, Inc.
                     3030 LBJ Freeway
                     Suite 1500
                     Dallas, Texas 75234
                     Attention: President

with a copy to:

                     Goodwin, Procter & Hoar LLP
                     Exchange Place
                     Boston, Massachusetts 02109
                     Attention: Gilbert G. Menna, P.C.

or to such other address as any party may have furnished to the others in writing.

       5.5 Governing Law. This Agreement will be governed by and construed in accordance with the internal laws of the State of Delaware.

       5.6 Survival. All representations, warranties, covenants and agreements of the parties hereto shall survive indefinitely after the Closing, except those contained in Section 2.1(c), which shall not survive the Closing.

       5.7    Termination.

              (a) This Agreement may be terminated and the transactions contemplated herein may be abandoned at any time prior to the Closing:

                     (i) by Purchaser or Stockholder, if the Merger Agreement shall have been terminated;

                     (ii)   by mutual consent of Purchaser and Stockholder;

                     (iii) by Stockholder, if Purchaser has failed to perform in any material respect any of its respective obligations required to be performed by it under this Agreement and such failure continues for more than 30 days after notice unless failure to so perform has been caused by or results from a breach of this Agreement by Stockholder;

                     (iv) by Purchaser, if Stockholder shall have failed to perform in any material respect any of the obligations required to be performed by Stockholder under this Agreement and such failure continues for more than 30 days after notice unless failure to so perform has been caused by or results from a breach of this Agreement by Purchaser;

                     (v) by Stockholder, if the Operating Company Ratification Agreement (as defined in the Merger Agreement) is not executed and delivered by Operating Company on or prior to the 20th business day following the date on which the Business Combination is effected; or

                     (vi)   by Purchaser, at any time (including on the Closing
Date) after the date which is five days following the date on which the Business Combination becomes effective, if Purchaser shall reasonably conclude that, as a result of circumstances discovered in connection with the investigation referenced in Section 2.3 hereof or matters or information obtained in any other manner, there is a realistic possibility (as such term is defined in Treasury Regulation Section 1.6694-2(b)) that the amount of cash required to be paid by Purchaser pursuant to the third sentence of Section 1.1(a) hereof would exceed Twenty-Five Million Dollars ($25,000,000) (a "Realistic Possibility"). If Purchaser wishes to exercise its right to terminate this Agreement pursuant to this Section 5.7(a)(vi), it shall send a notice to Stockholder specifying in reasonable detail the facts and circumstances, including, if applicable, those which relate to the attribution of stock ownership, which have caused Purchaser to conclude that there is a Realistic Possibility, such notice to be sent on or prior to the date (the "Notice Date") which is at least eleven business days before the scheduled date for Wyndham's stockholders' meeting to be held to consider and act upon the Merger, provided, however, that Purchaser may send such a notice, or amend or supplement any notice previously sent, at any time prior to the Closing to reflect any change in circumstances or any additional information obtained or learned by Purchaser within five business days before, or at any time after, the Notice Date (any notice, amendment or supplement sent pursuant to this sentence shall be referred to herein as a "Preliminary Notice"). If Stockholder has not solved or otherwise addressed by the Final Notice Date (as hereinafter defined), with respect to any Preliminary Notice, the circumstances, matters or information reflected in any such Preliminary Notice so that Purchaser no longer reasonably concludes that there is a Realistic Possibility, then Purchaser may at any time thereafter send Stockholder, or deliver to Stockholder at the Closing, an additional notice (the "Final Notice") terminating this Agreement, and any such Final Notice shall be effective when sent or delivered. The "Final Notice Date" with respect to any Preliminary Notice shall be (x) the date which is ten business days after the date on which Purchaser sends such Preliminary Notice pursuant to this Section 5.7(a)(vi); provided, however, that if such Preliminary Notice is sent later than the Notice Date, the Final Notice Date shall be the later of (y) the date which is five business days after the date on which the Purchaser sends such Preliminary Notice or (z) the earlier of (i) the business day prior to the date scheduled for the Closing or (ii) the Final Notice Date determined pursuant to clause (x) above; provided further, however, that if the Final Notice Date shall be determined by using clause (y), the scheduled date for the Closing shall be postponed until the business day following the Final Notice Date, notwithstanding anything in this Agreement to the contrary.

              (b)    A party terminating this Agreement pursuant to this
Section 5.7 shall give written notice thereof to each other party hereto, whereupon this Agreement shall terminate and the transactions contemplated hereby shall be abandoned without further action by any party; provided, however, that if such termination is by Purchaser pursuant to Section 5.7(a)(iv) or if such termination is by Stockholder pursuant to Section 5.7(a)(iii), nothing herein shall affect the non-breaching party's right to damages on account of such other party's breach.

       5.8 Remedies. Stockholder acknowledge that the Stockholder Shares are unique and that Purchaser will not have an adequate remedy at law if Stockholder fails to perform any of its obligations hereunder, and Stockholder agrees that Purchaser shall have the right, in addition to any other right it has, to specific performance or equitable relief by way of injunction if Stockholder fails to perform any of its obligations hereunder. Any requirements for the securing or posting of any bond with respect to such remedy are hereby waived. Stockholder agrees that its sole remedy after the Closing concerning the performance or nonperformance by Purchaser under this Agreement or in any way related to the subject matter of this Agreement, and regardless of whether a claim is based in contract or in tort, shall be indemnification pursuant to the provisions of Section 4 hereof and claims for damages.

       5.9 Counterparts; Headings. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same document. The article and section headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

       5.10 Expenses. Each of Purchaser and Stockholder shall pay the fees and expenses it incurs in connection with this Agreement, other than as a result of the breach hereof by the other party hereto.

       5.11   Certain Definitions.  For purposes of the Agreement:

              (a) "beneficially owned" shall have the meaning set forth in Rule 13d-3 promulgated under the Exchange Act, as such Rule is in effect on the date hereof.

              (b) "business day" means any day which is neither a Saturday or Sunday nor a legal holiday on which banks are authorized or required to be closed in New York, New York or Dallas, Texas.

              (c) As used in this Agreement, the word "Subsidiary" or "Subsidiaries" when used with respect to any party means any corporation, partnership, joint venture, business trust or other entity, of which such party directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization.

              (d) As used in this Agreement, the word "person" means an individual, a corporation, a partnership, an association, a joint-stock company, a trust, a limited liability company, any unincorporated organization or any other entity.

              (e) As used in this Agreement, the word "affiliate" shall have the meaning set forth in Rule 12b-2 of the Exchange Act.

       5.12 Condition Subsequent. If for any reason the Merger does not become effective on the Closing Date or the first business day thereafter, the transactions contemplated hereby shall be automatically rescinded, the parties shall return any consideration they received to the parties who provided such consideration (with duly executed stock powers, if appropriate), and this Agreement shall be deemed null and void.

       5.13 Consent by Wyndham. Wyndham hereby consents to the execution of this Agreement and to the transactions contemplated hereby and hereby waives any rights it may have with respect to the transactions contemplated hereby under the Stockholders Agreement dated May 24, 1996 among Wyndham and the stockholders named therein or any other agreement or document.

       5.14 Transfers to Affiliates. Notwithstanding the transfer restrictions contained in Section 2.2(a) hereof, CF Securities, L.P. may transfer any Stockholder Shares to an Affiliate (as defined in that certain Standstill Agreement dated the date hereof by and between Purchaser and CF Securities, L.P. (the "Standstill Agreement")); provided, that prior to any such transfer any such Affiliate shall have executed and delivered an agreement with Purchaser dated the date of the transfer pursuant to which such Affiliate agrees to be bound by all of the terms and conditions of, and makes, as of a time immediately prior to such transfer, each of the representations and warranties contained in (applied to such Affiliate as if such Affiliate were CF Securities L.P. for purposes thereof), this Agreement, the Standstill Agreement, the Proxy Agreement and that certain Voting Agreement dated the date hereof by and between Purchaser and CF Securities, L.P. (the "Voting Agreement"); provided further, that no such transfer shall relieve CF Securities, L.P. of any obligations in this Agreement, the Standstill Agreement, the Proxy Agreement or the Voting Agreement, and CF Securities, L.P. shall continue to be bound by such agreements as if such transfer had not occurred.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                  {Signature Page to Stock Purchase Agreement}


       IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written.


                                   PATRIOT AMERICAN HOSPITALITY, INC.


                                   By: /s/ PAUL A. NUSSBAUM
                                      -----------------------------------
                                      Name:  Paul A. Nussbaum
                                      Title:  Chairman & CEO


                                   CF SECURITIES, L.P.

                                   Mill Springs Holding, Inc.


                                   By: /s/ HARLAN R. CROW
                                      -----------------------------------
                                      Name:  Harlan R. Crow
                                      Title:  Chief Executive Officer

CONSENTED TO FOR THE PURPOSES OF SECTION 5.13:

WYNDHAM HOTEL CORPORATION

By: /s/ CARLA S. MORELAND
   ---------------------------

                                   Exhibit A

                         Series A Preferred Stock Terms

DIVIDENDS            The Series A Preferred Stock will be entitled to dividends when, as and if declared and paid on the Paired Shares in an amount equal to the dividend paid on the Paired Shares
                     (the sum of the dividends paid in respect of the common shares of Club Stock and Operating Company Stock, which shares together comprise the Paired Shares). Dividends on the Series A Preferred Stock will rank pari passu with dividends on the Paired Shares.

VOTING The Series A Preferred Stock will be entitled to one vote per share, voting together as a class with the common shares of Club which constitute part of the Paired Shares, on any matter submitted for a vote of the stockholders of Club.

CONVERSION           The Series A Preferred Stock will be convertible at any
                     time into Paired Shares on a one-for-one basis by the holders thereof, subject to the ownership restrictions set forth in Club's charter and bylaws (the "Ownership
                     Restrictions"). In addition, the Series A Preferred Stock will be mandatorily convertible at any time and in any amount upon notice by Club, provided that the amount so converted will not cause a violation of the Ownership
                     Restrictions.

LIQUIDATION          Upon a liquidation, dissolution or winding up of Club, the holders of the Series A Preferred Stock will be entitled to receive, on a per share basis, (i) the Operating
                     Company Dissolution Preference (described below) and (ii) a ratable share, together with the holders of the common shares of Club which constitute part of the Paired Shares, in the assets of Club available for distribution on the common stock. "Operating Company Dissolution Preference" means, as applicable, either (A) if Operating Company has previously been or is simultaneously liquidated, dissolved or wound up, a preference equal to the amount per share of Operating Company Stock which was or will be received by the holders of Operating Company Stock upon the liquidation, dissolution or winding up of Operating
                     Company or (B) if Operating Company has not previously been or is not simultaneously liquidated, dissolved or wound up, a preference per share equal to an amount determined by an independent investment banker selected by Club's Board of Directors (with the agreement of the majority holder of the Series A Preferred Stock, if there is one at such time) to be equal to the then current value of a share of Operating Company Stock, without regard to the paired share structure. If Operating Company has been previously liquidated, dissolved or wound up, then any Operating Company Dissolution Preference will "accrue interest" at the applicable federal rate from the date the liquidating distributions were made on the Operating Company Stock unless and until paid.

AMOUNT TO BE
ISSUED Shares of Series A Preferred Stock will only be issued to the extent that the issuance of Paired Shares would cause a violation of the Ownership Restrictions.